808 Renewable Energy Corporation

850 Tidewater Shores Loop, Suite 402

Bradenton, Florida

By EDGAR

February 24, 2022

United Sates Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street NE, Mail Stop 3561

Washington, D.C. 20549

Re:	808 Renewable Energy Corporation Amendment No. 3 to Registration Statement on Form 10-12G Filed February 3, 2021 File No. 000-56313

Dear Sir or Madam:

By letter dated February 15, 2022 (the “Letter”), the U.S. Securities and Exchange Commission (the “SEC”) provided 808 Renewable Energy Corporation (the “Company”) with a letter on the Company’s Amendment No. 3 to Registration Statement on Form 10-12G (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

Amendment No. 3 to Registration Statement on Form 10-12G

Item 4. Security Ownership of Certain Beneficial Owners and Management. , page 21

1. Please update your security ownership table to reflect information as of the most recent practicable date. In that regard, we note the table provides information on ownership of your securities as of September 30, 2021. See Item 403 of Regulation S-K.

Response: The security ownership table has been updated as requested.

Item 15. Financial Statements and Exhibits

(a) Financial Statements, page F-1

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2. We note that you revised your financial statements and related disclosures in response to prior comments. However, there continue to be discrepancies among various amounts within your financial statements. Please address the following additional points.

• Resolve the inconsistencies between the amounts reported for additional paid-incapital and total stockholders’ equity as of September 30, 2021 on pages F-2 and F-4, i.e. the additional paid-in-capital amounts of $23,775,805 and $23,669,777; and the total stockholders’ equity amounts of $270,478 and $164,450.

• Revise the weighted average numbers of common shares reported on page F-3 of zero, 6,718,446,962 and 8,033,606,763, in the first, second and third columns, as necessary to reflect an appropriate weighting of the 196,721,427 and 1,395,221,422 common shares that you report outstanding as of December 31, 2020 and September 30, 2021 on page F-4.

• Revise your earnings per share computations as necessary to reflect use of properly weighted average numbers of shares for each period.

• Correct your summation of current liabilities in the first column on page F-15, which appear to total $124,375 rather than $274,264.

• Please confer with your auditor with respect to the dating of the opinion on page F- 14, which is dated January 28, 2021 in the recent amendment, though was previously dated December 30, 2021. Given the recent revisions to the financial presentation, it appears that a more current date was intended and would be required.

Response: The financial statements and audit opinion (updated) have been revised as requested above.

If you have any questions regarding this request for withdrawal, please do not hesitate to contact Jeffrey Stein, Esq. at (516) 422-6285 or jstein@jmslg.com.

Sincerely,

David Chen, President

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